

October 5, 2016

Philip Mansour
Chief Executive Officer
Alzamend Neuro, Inc.
50 W. Broadway, 3rd Floor
Salt Lake City, Utah 84101

> **Re: Alzamend Neuro, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed September 29, 2016**
> **File No. 367-00052**

Dear Mr. Mansour:

We have reviewed your amended offering statement and have the following comment. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

Unless we note otherwise, our references to prior comments are to comments in our September 15, 2016 letter.

1.   We acknowledge your response to our prior comment 1. However, only triggering events under Rule 262(a)(3) and (5) that occurred before June 19, 2015 do not cause disqualification. For reference, see Rule 262(b)(1) of Regulation A. Because Mr. Ault's disqualification is pursuant to Rule 262(a)(6), we do not believe the exemption under Regulation A is available. Please withdraw the Form 1-A. For reference, see Rule 259(a) of Regulation A.

You may contact Christine Torney at 202-551-3652 or James Rosenberg, Senior Assistant Chief Accountant, at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot, Special Counsel, at 202-551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance